UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May   , 20 07
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 30, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

TICKERS:
NYSE : TLK
LSE    : TKIA
JSX     : TLKM
DIVISIONS:
Telkom Regions: I, II, III, IV, V, VI and VII
SHARE IN ISSUES:
20,159,999,280 shares
MAJOR SHARE HOLDERS:
Govt. of Indonesia : 51.19%
Public                    : 48.81%
CONVERSION RATES (US$1.00):
2005 = Rp. 9,830.0 (Dec 31,2005)
2006 = Rp. 9,020.0 (Dec 31,2006)
NOTABLE FIGURES:
■ Growth in net income by 38%
■ Data and Internet YoY revenues continue grew by 30.7%
■ The number of subscribers wireless grew YoY by 40%
TELKOM FINANCIAL
INDICATORS – FY06
(in Rp.trillion)
FINANCIAL HIGHLIGHT (Consolidated):

	FY05	FY06	Growth
Key Indicators	(Rp Billion)	(Rp Billion)	(%)
Operating Revenues	41,807	51,294	22.7
Operating Expenses	24,636	29,701	20.6
Operating Income (EBIT)	17,171	21,593	25.8
EBITDA	25,660	31,716	23.6
Net Income (NI)	7,994	11,006	37.7
Net Income / Share (Rp)	396.51	547.15	38.0
Net Income / ADS (Rp)	15,860.25	21,886.0	38.0
EBITDA Margin (%)	61.38	61.83	0.45
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
FY06
(in million)
OPERATIONAL HIGHLIGHT:

				Growth
Description	Unit	FY05	FY06	(%)
TELKOM
LIS Wireline	(000)	8,686	8,709	0.3
LIS Wireless (Flexi)	(000)	4,062	4,176	2.8
Total	(000)	12,748	12,885	1.1

TELKOMSEL
Customer :
SimPati	(000)	16,004	21,378	33,6
Kartu As	(000)	6,794	12,557	84,8
Total	(000)	24,269	35,597	46,7

*	LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations Dept.
PT. TELLEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka
Jl. Gatot Subroto Kav. 52, 5th floor
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : www.telkom-indonesia.com

The Full Year 2006 Results

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE YEAR END OF 2006 RESULTS (Audited)
Jakarta, May 29, 2007 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and consolidated financial statements results for the year end of 2006. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP) and expressed an unqualified opinion from the Auditor.
Financial Result
Profit and Loss Statement
Financial results as of December 31, 2006 compared to the same period ended December 31, 2005.
Revenues Contribution FY 2006:
Total Operating Revenues increased by Rp. 9,486.8 billion or 22.7% compared to the same period last year, summarized as follows:
▪	Cellular telephone revenues increased by Rp.6,051.7 billion, or 41.5%, from Rp.14,571.0 billion in 2005 to Rp.20,622.6 billion in 2006. The increase in this revenue was primarily due to an increase in air time charges, connection fee charges for new subscribers and features, partially offset by a decrease in monthly subscription charges. The increase in cellular telephone revenues was primarily attributable to a 47% growth in Telkomsel’s total cellular subscribers from 24.3 million subscribers in 2005 to 35.6 million subscribers in 2006.
▪	Data and Internet revenues increased by Rp.2,130.9 billion, or 30.7%, from Rp.6,934.3 billion in 2005 to Rp.9,065.2 billion in 2006. The increase in data and Internet revenues was primarily due to significant increases in SMS revenues, internet connectivity revenues, data communications revenues and e-business service.
▪	Net interconnection revenues increased by Rp.939.4 billion, or 12.1%, from Rp.7,742.1 billion in 2005 to Rp.8,681.5 billion in 2006. Cellular interconnection revenues increased by Rp.757.2 billion, or 11.3%,

The Full Year 2006 Results

primarily due to the growth of cellular subscribers in Indonesia. International interconnection revenues increased by Rp.146.5 billion, or 17.1%, primarily due to an increase in incoming and outgoing IDD traffic from domestic operators.
▪	Fixed line revenues increased by Rp.197.8 billion, or 1.8%, from Rp.10,781.3 billion in 2005 to Rp.10,979.0 billion in 2006. The increase in fixed line revenues was primarily due to an increase in fixed wireless revenues, partially offset by a slight decrease in fixed wireline revenues. The increase in fixed wireless revenues was primarily attributable to a 52.6% growth in the wireless pulse production from 3.7 billion minutes in 2005 to 5.6 billion minutes in 2006.
Expenses Contribution FY 2006:
Total operating expenses increased by Rp.5,064.3 billion, or 20.6%, summarized as follows:
▪	Personnel expenses increased by Rp.1,950.7 billion, or 29.7%, from Rp.6,563.0 billion in 2005 to Rp.8,513.8 billion in 2006. The main contributors were primarily due to the recognition of accrued liability related to TELKOM’s early retirement program, the increase in vacation pay, incentives and other benefits expenses, salaries and related benefit expenses.
▪	Depreciation expense increased by Rp.1,607.6 billion, or 21.2%, from Rp.7,570.7 billion in 2005 to Rp.9,178.3 billion in 2006. The increase in depreciation expense was primarily due to Telkomsel’s network infrastructure growth (BTS grew by 62%, while overall network capacity expanded by 48%).
▪	Operations, maintenance and telecommunications services expenses increased by Rp.1,579.4 billion, or 26.7% from Rp.5,916.4 billion to Rp.7,495.7 billion. The increase was mainly attributable to increase in Telkomsel’s operations and maintenance expenses arising from the growth in Telkomsel’s overall capacity and the number of Telkomsel’s BTSs, USO contribution by TELKOM and Telkomsel to the Government and radio frequency usage.
As a result of the foregoing, operating income increased by Rp.4,422.5 billion, or 25.8%, and EBITDA of Rp. 31,716.0 billion or increased by 23.6%.

The Full Year 2006 Results

CAPITAL EXPENDITURE
During year 2006, Telkom and Telkomsel have added new equipment Rp.2.2 trillion and Rp.12.4 trillion, respectively.
Consolidated Debt Composition FY 2005:
Composition of consolidated debt in US Dollar decreased by 20% from 59% last year
CONSOLIDATED DEBT
As of December 31, 2006, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	FY05	FY06	FY05	FY06	FY05	FY06
IDR / Rupiah (billion)	3,757	8,022	3,757	8,022	27.9%	52.2%
U.S. Dollar	811	667	7,973	6,003	59.2%	39.0%
Japanese Yen	15,528	14,385	1,303	1,089	9.7%	7.1%
EURO	37	22	428	261	3.2%	1.7%
Total			13,460.0	15,375.4	100.0%	100.0%
TELKOM hedged its foreign currency exposures through time deposit placements, mainly in US Dollars. As of December 31, 2006, the Company’s deposits covered approximately 29.82% of foreign debts from January 1, 2007 to December 31, 2007.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of December 31, 2006, TELKOM recorded 12.9 million fixed lines in service, consisting of 8.7 million fixed wireline and 4.2 million fixed wireless.
During the year 2006, penetration rate for fixed wireline and fixed wireless was 5.1.
Fixed-Wireless CDMA Services
As of December 31, 2006, TELKOMFlexi contributed to TELKOM revenues in the net-amount of Rp.1,244 billion. For detail information of TELKOMFlexi performance as of December 31, 2006, please see on Table 7.
TELKOM International Call 007 (TIC-007)
As of December 31, 2006, TIC-007 has generated Rp.527 billion in revenues, derived from TIC-007 outgoing call revenues, outgoing and

The Full Year 2006 Results

incoming interconnection revenues. TELKOM also recorded incoming and outgoing international traffics of 760.0 million minutes and 147.5 million minutes, or grow 78.9% and 13.2%,respectively, from last year.
Cellular Services
Telkomsel is the largest mobile communication company in Indonesia with more than 50 % subscribers market share, with a total number of 35.6 million subscribers as of December 31,2006.
Data and Internet Services
In the year 2006, an average of approximately 689K telephone subscribers accessed Telkomnet Instan and premium prepaid dial-up internet services per month. Subscribers utilized a total of 3.6 billion minutes of Telkomnet Instan or an increased by 26.2% from the same period last year.
Broadband Services (Speedy)
As of December 31, 2006, there were 94K broadband internet access subscribers. This service covered all of Divisions I to VII by the end of 2006. The revenues from Speedy service for the year end 2006 has reached Rp.212 billion.
Human Resource
As of December 31, 2006, the total number of employees at TELKOM (as a single entity) was 27,658 persons.
Productivity per employee as measured by the number of fixed lines in service per employee as of December 31, 2006 was 466 compared to 452 in 2005.

The Full Year 2006 Results

RECENT DEVELOPMENT
SHARE BUY-BACK PROGRESS
As of May 25, 2007, TELKOM has executed its share buy-back program in New York Stock Exchange and Jakarta Stock Exchange amounted to 202,790,500 shares or 20.12% from the maximum amount purchase allowed.
Jakarta, May 30, 2007
HARSYA DENNY SURYO
VP Investor Relations and Corporate Secretary

The Full Year 2006 Results

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of December 31, 2005 and 2006
(in millions Rupiah)

	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,374,684	8,315,836
Temporary investments	22,064	84,492
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp84,275 million in 2005 and Rp85,053 million in 2006	530,370	520,689
Third parties — net of allowance for doubtful accounts of Rp601,393 million in 2005 and Rp699,736 million in 2006	3,047,539	3,196,588
Other receivables — net of allowance for doubtful accounts of Rp4,402 million in 2005 and Rp1,685 million in 2006	153,247	147,735
Inventories — net of allowance for obsolescence of Rp48,347 million in 2005 and Rp48,098 million in 2006	220,327	213,329
Prepaid expenses	777,869	1,073,329
Claim for tax refund	—	359,582
Prepaid taxes	18,913	2,390
Other current assets	159,537	6,822
Total Current Assets	10,304,550	13,920,792
NON-CURRENT ASSETS
Long-term investments — net	101,400	89,197
Property, plant and equipment — net of accumulated depreciation of Rp37,092,663 million in 2005 and Rp45,043,380 million in 2006	45,643,243	54,267,060
Property, plant and equipment under revenue- sharing arrangements — net of accumulated depreciation of Rp458,234 million in 2005 and Rp493,381 million in 2006	549,405	965,632
Prepaid pension benefit cost	640	103
Advances and other non-current assets	946,037	1,454,283
Goodwill and other intangible assets — net of accumulated amortization of Rp2,764,187 million in 2005 and Rp3,708,590 million in 2006	4,493,272	4,436,605
Escrow accounts	132,497	2,073
Total Non-current Assets	51,866,494	61,214,953
TOTAL ASSETS	62,171,044	75,135,745

The Full Year 2006 Results

Table 1 ( continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of December 31, 2005 and 2006
(in millions Rupiah)

	2005	2006
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,014,389	1,116,496
Third parties	4,281,285	5,801,457
Other payables	6,677	9,219
Taxes payable	2,469,765	2,569,002
Dividends payable	3,276	1,380
Accrued expenses	1,521,247	3,475,698
Unearned income	1,592,718	2,037,772
Advances from customers and suppliers	223,086	161,262
Short-term bank loans	173,800	687,990
Current maturities of long-term liabilities	2,226,925	4,675,409
Total Current Liabilities	13,513,168	20,535,685
NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2,391,810	2,665,397
Unearned income on revenue-sharing arrangements	425,484	817,174
Unearned initial investor payments under joint operation scheme	7,311	—
Accrued long service awards	524,524	596,325
Accrued post-retirement health care benefits	3,048,021	2,945,728
Accrued pension and other post-retirement benefits costs	1,330,664	1,070,622
Long-term liabilities — net of current maturities
Obligations under capital leases	235,537	217,108
Two-step loans — related party	4,760,199	4,006,935
Notes and bonds	1,456,669	—
Bank loans	1,752,104	2,487,913
Deferred consideration for business combinations	3,127,959	3,537,082
Total Non-current Liabilities	19,060,282	18,344,284
MINORITY INTEREST	6,305,193	8,187,087
STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock (118,376,500 shares)	—	(952,211)
Difference in value of restructuring transactions between entities under common control	90,000	180,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain (loss) from available-for-sale securities	(748)	8,865
Translation adjustment	233,253	227,669
Retained earnings
Appropriated	1,803,397	1,803,397
Unappropriated	14,667,571	20,302,041
Total Stockholders’ Equity	23,292,401	28,068,689
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	62,171,044	75,135,745

The Full Year 2006 Results

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2006
(in millions of Rupiah, except per share and per ADS data)

	2005	2006
OPERATING REVENUES
Telephone
Fixed lines	10,781,252	10,979,033
Cellular	14,570,958	20,622,647
Interconnection — net	7,742,084	8,681,461
Joint operation schemes	588,647	489,414
Data and Internet	6,934,324	9,065,187
Network	586,636	718,738
Revenue-sharing arrangements	302,282	415,477
Other telecommunications services	301,001	322,051

Total Operating Revenues	41,807,184	51,294,008

OPERATING EXPENSES
Personnel	6,563,047	8,513,765
Depreciation	7,570,739	9,178,343
Write-down of assets	616,768	—
Loss on procurement commitments	79,359	—
Operations, maintenance and telecommunication services	5,916,341	7,495,728
General and administrative	2,763,951	3,271,427
Marketing	1,126,229	1,241,504

Total Operating Expenses	24,636,434	29,700,767

OPERATING INCOME	17,170,750	21,593,241

OTHER INCOME (EXPENSES)	41.1%	42.1%
Interest income	344,686	654,984
Interest expense	(1,177,268)	(1,286,354)
Gain (loss) on foreign exchange — net	(516,807)	836,328
Equity in net income (loss) of associated companies	10,879	(6,619)
Others — net	409,184	202,025
Other income (expenses) — net	(929,326)	400,364

INCOME BEFORE TAX	16,241,424	21,993,605

TAX (EXPENSE) BENEFIT
Current tax	(5,719,644)	(7,097,202)
Deferred tax	535,757	57,275
	(5,183,887)	(7,039,927)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	11,057,537	14,953,678
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	(3,063,971)	(3,948,101)
NET INCOME	7,993,566	11,005,577

BASIC EARNINGS PER SHARE	19.1%	21.5%
Net income per share	396.51	547.15
Net income per ADS (40 Series B shares per ADS)	15,860.25	21,886.00

The Full Year 2006 Results

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2006

	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,668,915	10,673,901
Cellular	14,825,437	20,842,406
Interconnection — net	7,403,322	8,655,917
Joint operation schemes	614,652	596,423
Data and Internet	6,952,323	8,914,019
Other services	1,445,668	1,285,275
Total cash receipts from operating revenues	41,910,317	50,967,941
Cash payments for operating expenses	(14,954,742)	(16,465,320)
Cash receipt (refund) from/to customers	(55,343)	(57,580)

Cash generated from operations	26,900,232	34,445,041

Interest received	341,848	642,959
Income tax paid	(4,938,916)	(7,175,681)
Interest paid	(1,200,484)	(1,217,131)

Net Cash Provided by Operating Activities	21,102,680	26,695,188

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	227,633	46,081
Purchase of temporary investments and placements in time deposits	(226,054)	(98,896)
Proceeds from sale of property, plant and equipment	84,621	17,269
Proceeds from insurance claim	27,580	—
Acquisition of property, plant and equipment	(12,106,930)	(15,900,628)
Increase in advances for the purchase of property, plant and equipment	(212,187)	(293,920)
Decrease in advances and others	874	38,395
Business combinations, net of cash (paid) acquired	(4,000)	143,648
Acquisition of intangible assets	—	(436,000)
Proceeds from sale of long-term investments	—	22,561
Cash dividends received	—	382
Acquisition of long-term investments	(4,250)	—

Net Cash Used in Investing Activities	(12,212,713)	(16,461,108)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(2,980,640)	(5,371,102)
Cash dividends paid to minority shareholders of subsidiaries	(1,694,261)	(2,067,696)
Increase in escrow accounts	(96,216)	(2,073)
Proceeds from short-term borrowings	739,153	1,020,000
Repayments of short-term borrowings	(1,733,862)	(507,133)
Payments for debt issuance cost	—	—
Proceeds from Medium-term Notes	—	—
Repayments of Medium-term Notes	(470,000)	(145,000)
Redemption of Telkomsel’s notes	(780,565)	—
Proceeds from long-term borrowings	569,995	2,532,313
Repayments of long-term borrowings	(1,723,126)	(1,674,516)
Payment for purchase of treasury stock	—	(952,211)
Repayments of promissory notes	(164,186)	(201,307)
Repayments of obligations under capital leases	(5,643)	(14,095)

Net Cash Used in Financing Activities	(8,339,351)	(7,382,820)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	550,616	2,851,260

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(32,055)	89,892

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,856,123	5,374,684

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,374,684	8,315,836

The Full Year 2006 Results

Table 4
FINANCIAL RATIO
As of December 31, 2005 and 2006

	2005	2006	Growth (%)
1	2	3	4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:
Local & Domestic Long Distance Calls (%)	67.0	64.9	(2.0)
Monthly subscription charges (%)	30.5	31.8	1.3
Installation charges (%)	1.8	1.6	(0.3)
Phone Card — net (%)	0.1	0.0	(0.1)
Others (%)	0.6	1.7	1.1
Contribution to total operating revenues:
Cellular (%)	34.9	40.2	5.4
Fixed-phone (%)	25.8	21.4	(4.4)
Revenue under JOS (%)	1.4	1.0	(0.5)
Interconnection (%)	18.5	16.9	(1.6)
Network (%)	1.4	1.4	(0.0)
Data dan internet (%)	16.6	17.7	1.1
Revenue under RSA (%)	0.7	0.8	0.1
Other telecommunications services (%)	0.7	0.6	(0.1)
ARPU Fixed line (Rp.’000)	195.7	188.5	(3.7)
EBITDA (Rp billion)	25,660	31,716	23.6
EBITDA margin (%)	61.4	61.8	0.5
Operating margin (%)	41.1	42.1	1.0
Profit Margin (%)	19.1	21.5	2.3
Current ratio (%)	76.3	67.8	(8.5)
Return on Assets (%)	12.9	14.6	1.8
Return on Equity (%)	34.3	39.2	4.9
Total Liabilities to Equity (%)	139.8	138.5	(1.3)
Gearing (Net Debt to Equity) (%)	34.1	24.8	(9.3)
Debt to Equity (%)	57.9	54.8	(3.1)
Debt to EBITDA (%)	52.5	48.5	(4.1)
Debt Service Ratio (Times)	7.2	4.8	(2.4)
EBITDA to Interest Expense (times)	21.8	24.7	2.9
EBITDA to Net Debt (%)	322.7	454.9	132.2

The Full Year 2006 Results

Table 5
FIXED TELEPHONE LINE
As of December 31, 2005 and 2006

	UNIT	2005	2006	GROWTH (%)
Exchange Capacity TELKOM & KSO Division
Wireline	Lines('000)	10,184	10,440	2.52%
Wireless	Lines('000)	3,017	6,656	120.61%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines('000)	13,201	17,096	29.51%

Installed Lines TELKOM & KSO Division
Wireline	Lines('000)	9,496	9,635	1.46%
Wireless	Lines('000)	3,673	7,698	109.56%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines('000)	13,170	17,333	31.61%

Subscribers TELKOM & KSO Division
Wireline	Lines('000)	8,283	8,328	0.54%
Wireless	Lines('000)	4,050	4,163	2.79%
Total Subscribers -TELKOM & KSO Division (Wireline & Wireless)	Lines('000)	12,334	12,491	1.28%

Public Phone TELKOM & KSO Division
Wireline	Lines('000)	403	381	-5.39%
Wireless	Lines('000)	12	13	7.19%
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines('000)	414	394	-5.03%

Lis Fixed TELKOM & KSO Division
Wireline	Lines('000)	8,686	8,709	0.27%
Wireless	Lines('000)	4,062	4,176	2.81%
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	Lines('000)	12,748	12,885	1.08%
Table 6
PRODUCTION
As of December 31, 2005 and 2006

	UNIT	2005	2006	Growth (%)
Subscriber TELKOM & KSO Division
Wireline	Pulses(mn)	67,668	64,012	-5.4%
Wireless (exclude data & sms)	second(mn)	213,210	330,714	55.1%
Total Subscriber Production — TELKOM & KSO Division (Wireline & Wireless)

Public Phone — TELKOM & KSO Division
Wireline	Pulses(mn)	12,998	9,188	-29.3%
Wireless (exclude data & sms)	second(mn)	7,635	6,223	-18.5%
Total Public Phone Production — TELKOM & KSO Division (Wireline & Wireless)

Lines in Services — Production
Wireline	Pulses(mn)	80,667	73,200	-9.3%
Wireless (exclude data & sms)	second(mn)	220,845	336,937	52.6%
Total LIS’s Pulse Production TELKOM & KSO Division (Wireline & Wireless)

Productivity Per Average Subscriber Line
Wireline	Pulses/Line	8,241	7,707	-6.5%
Wireless	second/Line	77,873	80,530	3.4%
Pulses Per Avrg,Subscr,Line ( TELKOM & KSO Division )

Productivity Per Average LIS
Wireline	Pulses/Line	9,355	8,416	-10.0%
Wireless	second/Line	80,435	81,804	1.7%

The Full Year 2006 Results

Table 7
FLEXI PERFORMANCE
As of December 31, 2005 and 2006

	Unit	2005	2006	Growth (%)
Customer base:
Postpaid	Subs ('000)	821	794	(3.3)
Prepaid	Subs ('000)	3,241	3,381	4.3
Total	Subs ('000)	4,062	4,176	2.8

Net additions:
Postpaid	Subs ('000)	145	(27)	(118.5)
Prepaid	Subs ('000)	2,495	141	(94.4)
Total	Subs ('000)	2,640	114	(95.7)

Sales:
Postpaid	Subs ('000)	475	261	(45.1)
Prepaid	Subs ('000)	3,558	3,175	(10.8)
Total	Subs ('000)	4,034	3,436	(14.8)

ARPU (12 months avrg):
Postpaid	Rp'000	123	135	9.6
Prepaid	Rp'000	19	35	84.8
Blended	Rp'000	47	54	14.7

Network:
BTS	Unit	1,448	1,531	5.7

Number city in service	city	231	236	2.2

The Full Year 2006 Results

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of December 31, 2005 and 2006
(In Billions of rupiah)

	2005	2006
	Rp .	Rp .	Growth
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,861	2,084	12%
Acct./Unbilled receivables	651	794	22%
Prepayments	419	643	53%
Others	117	450	285%
Total Current Assets	3,048	3,971	30%

NON-CURRENT ASSETS
Long-term investment	9	9	0%
Property, plant & equipment — net	21,993	31,706	44%
Advances for PPE	239	339	42%
Equipment not used in operations — net	—	199	0%
Intangible assets — net	—	425	0%
Others	458	652	42%
Total Non-current Assets	22,699	33,330	47%
TOTAL ASSETS	25,747	37,301	45%

CURRENT LIABILITIES
Short-term loans	170	667	292%
Accounts payable & Accr. liabilities	3,092	5,568	80%
Taxes payable	1,541	1,266	-18%
Unearned revenue	1,419	1,774	25%
Curr. maturities of med/long-term loans	323	1,313	307%
Total Current Liabilities	6,545	10,588	62%

NON-CURRENT LIABILITIES
Med/long-term loans — net of current maturities	504	1,674	232%
Deferred tax liabilities	897	1,841	105%
Others	61	125	105%
Total Non-current Liabilities	1,462	3,640	149%

EQUITY
Capital stock — Rp 1,000,000 par value Authorized - 650,000 shares Issued and fully paid - 182,570 shares	183	183	0%
Additional paid-in capital	1,505	1,505	0%
Retained earnings	16,052	21,385	33%
Total Equity	17,740	23,073	30%

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	25,747	37,301	45%

The Full Year 2006 Results

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
As of December 31, 2005 and 2006
(In Billions of rupiah)

	2005	2006
	Rp .	Rp .	Growth
OPERATING REVENUES
Post-paid	4,529	4,886	8%
Prepaid	17,665	25,548	45%
International roaming	846	820	-3%
Interconnection revenues	3,054	3,644	19%
Gross Operating Revenues	26,094	34,898	34%
Less:
- Discounts	2,084	2,432	17%
- Intercon. / intl. roam. / data provider charges	2,877	3,321	15%
Net Operating Revenues	21,133	29,145	38%

OPERATING EXPENSES
Personnel	710	1,174	65%
Operation & maintenance	2,742	4,367	59%
General & administrative	620	714	15%
Marketing & selling	488	705	44%
Other cost of services	1,165	1,448	24%
Depreciation and amortization	3,047	4,428	45%
Total Operating Expenses	8,772	12,836	46%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	12,361	16,309	32%
OTHER INCOME/(EXPENSES)
Interest income & financing charges	17	(85)	-600%
Foreign exchange gain/(loss)	(88)	121	238%
Others — net	56	(179)	-420%
Other income/(expenses) — net	(15)	(143)	-853%

INCOME BEFORE TAX	12,346	16,166	31%
PROVISION FOR INCOME TAX	3,699	4,984	35%
NET INCOME	8,647	11,182	29%

EBITDA	15,408	20,737	35%
EBITDA Margin — over gross revenues	59%	59%	0%
EBITDA Margin — over net revenues	73%	71%	-2%

ROA	38%	35%	-3%
ROE	55%	55%	0%

The Full Year 2006 Results

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of December 31, 2005 and 2006

	Unit	2005	2006	Growth
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	143	191	33.6%
simPATI	Subscriber (000)	4,447	5,374	20.8%
Kartu As	Subscriber (000)	3,389	5,763	70.1%
Total	Subscriber (000)	7,979	11,328	42.0%
Customer base
kartuHALO	Subscriber (000)	1,471	1,662	13.0%
simPATI	Subscriber (000)	16,004	21,378	33.6%
Kartu As	Subscriber (000)	6,794	12,557	84.8%
Total	Subscriber (000)	24,269	35,597	46.7%

MOU (chargeable minutes of use) — total	billion minutes	10.5	18.2	73.3%

ARPU
Total (12 months average)
kartuHALO	Rp.'000 per mo.	291	274	-5.8%
simPATI	Rp.'000 per mo.	84	83	-1.2%
Kartu As	Rp.'000 per mo.	45	54	20.0%
Blended	Rp.'000 per mo.	87	84	-3.4%
Non-voice/Data (12 months average)
kartuHALO	Rp.'000 per mo.	47	47	0.0%
simPATI	Rp.'000 per mo.	25	24	-4.0%
Kartu As	Rp.'000 per mo.	15	18	20.0%
Blended	Rp.'000 per mo.	24	23	-4.2%

NETWORK DATA
Network capacity
Base stations installed (GSM/DCS/3G)	Unit	9,895	16,057	62.3%
Overall capacity all network elements	Subs. mln.	26.2	38.8	48.1%

EMPLOYEE DATA
Total employees	person	3,566	3,797	6.5%
Efficiency ratio	Subs/employee	6,806	9,375	37.8%